

HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Elko
Wells
Carlin
Battle Mountain
Lovelock
Reno
Fallon
Austin
Eureka
Ely
Carson City
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
N
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS
LOCATION MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
FIGURE: 1


SKY CLAIMS
T 5 S
T 6 S
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS
LIDA QUADRANGLE
T 5 S - R 41 E , SECT. 35 NW 1/4
CLAIM MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE: AUG. 2008
DRAWN BY: J.M.


SKY CLAIMS
T5S
T6S
T7S
T8S
T9S
T10S
T11S
R39E
R40E
R41E
R42E
R43E
117°30'
37°
CALIFORNIA
AFTER U.S.G.S. BULLETIN 78, PLATE 1
For legend see Fig. 3b
SAGUARO RESOURCES, INC.
SKY 1 - 4 CLAIMS LIDA QUADRANGLE
T5S - R41E, SECT. 35 NW 1/4
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM.
SCALE: 1:250,000
DATE: AUG. 2008
DRAWN BY: J.M.
FIGURE: 3a
CHONG
N
PROFESSIONAL GEOCHEMIST
PROVINCE OF BRITISH COLUMBIA
J. W. McLEOD



After U.S.G.S. BULLETIN 78, PLATE I
SAGUARO RESOURCES, INC.
SKY I-4 CLAIMS LIDA QUADRANGLE
T5S-R41E, SECT. 35 NW 1/4
LEGEND FOR FIG. 3a
ESMERALDA CO., NEVADA
SCALE: —
DATE: AUG. 2008
DRAWN BY: J.M.
FIGURE: 3b
PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST
CHONG



SKY CLAIMS
EXPLANATION
Magnetic contours
SAGUARO RESOURCES, INC.
SKY I-4 CLAIMS LIDA QUADRANGLE
T6S-R41E, SEC. 35 NW 1/4
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM
SCALE 1:250,000
DATE AUG 2008
DRAWN BY J.M.
FIGURE 4
N
After U.S.G.S.
Map GP-753